02028999

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hysan Development Company Ltd

*CURRENT ADDRESS 49/F, Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Causeway Bay
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

FILE NO. 82- 1617 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DATE : 5/14/02

Hysan 希慎



ANNUAL REPORT 2001

INVESTING FOR THE FUTURE: FUNDAMENTALS STRENGTHENED

Inspired by the classic chambered nautilus, the logo of our flagship Lee Gardens reflects the notion of strong foundations. The vitality of the spiralling design symbolises our vision to move forward to a dynamic future. A spirit not only true for the Lee Gardens, but also for our entire portfolio.

A distinctive neighbourhood in Causeway Bay – to work, shop and enjoy.



CONTENTS

Mission Hysan Development is committed to building and owning quality buildings, and being the occupier's partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Year 2001 has been challenging, but rewarding for the Company strategically. We made solid steps across all sectors in our portfolio in strengthening our fundamentals, following the strategic focus mapped out last year.





A distinctive neighbourhood in Causeway Bay –


CROSS HARBOUR TUNNEL
VICTORIA HARBOUR
GLOUCESTER ROAD
PERCIVAL STREET
HENNESSY ROAD
Hennessy Centre
SOGO
Causeway Bay MTR
LEE GARDEN ROAD
Lee Theatre Plaza
One Hysan Avenue
The Lee Gardens
TIMES SQUARE
Leighton Centre
Sunning Plaza
MATHESON STREET
HYSAN AVENUE
LEIGHTON ROAD
LEIGHTON HILL
LEIGHTON ROAD
Sunning Court
HAPPY VALLEY

Total Investment Property Portfolio 4.7 million ft^2

Portfolio Analysis by Size:

- Office 59 %
- Retail 24 %
- Residential 17 %


COFFEE





to work, shop and enjoy


VICTORIA
PARK
Caroline Centre
AIA Plaza
PENNINGTON
STREET
111 Leighton Road
LEIGHTON ROAD
HONG KONG
STADIUM






ESPRIT

HIGHLIGHTS 2001

- Office portfolio achieved 98% occupancy despite challenging market conditions
- Strong balance sheet geared to complement strategic decisions
- Fundamentals strengthened: strategic progress across all business sectors

	Year ended 31 December		
	2001	2000	Change
	HK$'000	HK$'000	%
Operating Profit	**1,066,738**	1,474,517	(27.7)
Net Profit	**600,343**	850,173	(29.4)
Core leasing earnings *	**727,659**	715,067	1.8
	HK$	HK$	%
Earnings per share (basic and diluted)	**0.58**	0.82	(29.3)
Dividend per share	**0.38**	0.42	(9.5)
	HK$	HK$	%
Net asset value per share (before final dividend)	**20.62**	22.79	(9.5)

*Note: * before tax*

CHAIRMAN'S STATEMENT

The year under review has been challenging, but strategically rewarding for the Company. Amidst worsened business conditions, our office portfolio achieved a 98% occupancy rate. We made solid steps across all sectors of our portfolio by strengthening our fundamentals, following the strategic directions mapped out last year.



Peter T. C. Lee
Chairman and Managing Director

STRATEGIC FOCUS

It is commonplace to think of property investment as an assets business. However, asset accumulation alone will no longer deliver the necessary returns to satisfy investors. We must look beyond the bricks and mortar, by actively anticipating and satisfying occupiers' ever changing needs for real estate accommodation and services. Occupiers today demand a broader as well as different range of services.

Our major refurbishment project for the luxury Bamboo Grove residential development goes beyond upgrading the building facilities as part of our selective building upgrading programme. A full range of enhanced and personalized services will also be introduced.

The goal of our retail sector is to ensure that our space is not only rented to its maximum capacity but that the mix of retailers meets the needs of today's customers. An important step in the delivery of this strategy is the introduction of a new "lifestyle" theme in the Lee Theatre Plaza area. This has further progressed our objective to strengthen our retail portfolio as a distinct neighbourhood for shopping and entertainment in the retail hub of Causeway Bay.

We consolidated the minority interests in the Lee Theatre Plaza, one of our retail centres, hence further strengthening our asset base. We shall continue to take advantage of our critical mass and combine this with an innovative service-based culture.

We have a strong balance sheet geared to complement the Company's strategic decisions. Our Medium Term Note Programme established during the year and its first US$200 million issuance received solid investment grade ratings.

Details of our strategic advancement and financial performance during the year are set out in "Operating and Financial Review" on page 16.

PERFORMANCE

Net profit for the year ended 31 December 2001 was HK$600 million, 29.4% lower than in 2000. The major factor underlying this fall was the realization of gains on disposal of long-term investment in marketable securities of HK$294 million recorded in year 2000.

The Group continues to have solid core leasing earnings, at HK$728 million.

Earnings per share were HK$0.58, a decline of 29.3% (HK$0.82 for the same period in 2000).

The Group's investment property portfolio, as valued externally by independent professional valuers, was HK$26,639 million (2000: HK$28,433 million). Largely due to the HK$1,841 million net valuation deficit, shareholders' funds at the year end were HK$21,267 million, compared to HK$23,478 million in 2000. Net asset value per share (before final dividend) decreased by 9.5% to HK$20.62.

Detailed commentary on our performance and assets valuation are set out in "Operating and Financial Review" on page 16.

DIVIDENDS

The Board recommends the payment of a final dividend of HK$0.28 per share, which together with the interim dividend of HK$0.10 per share, represents an aggregate distribution of HK$0.38 per share, a decrease of 9.5% for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Details on the payment of final dividend, including the scrip dividend arrangements, are set out in "Shareholder Information" on the inside back cover.

SHAREHOLDER FOCUS, FINANCIAL PRUDENCE AND TRANSPARENCY

The Company values dialogue with our shareholders, and aims to continually improve on the quality of our reporting. This Annual Report aims to present a balanced and understandable assessment of the Group's position and prospects to our shareholders. Senior management team also holds regular meetings with the investment community to discuss strategic and other issues.

It is our Company policy to adhere to financial prudence and corporate transparency. I am very pleased that our efforts in this area were recognized; our previous Annual Report won the Gold Award (Hang Seng Index company category) of the Year 2001 Best Corporate Governance Disclosure Award given by the Hong Kong Society of Accountants.

Details on our financial policy are set out in "Operating and Financial Review" on page 16.

HYSAN AND THE COMMUNITY

With its long history in Hong Kong, Hysan has strong ties with the community. Hysan supports various charitable and civic institutions in Hong Kong, including environmental organizations, through donations, sponsorships and the provision of free venues. Members of our management and staff also serve on various government as well as industry organizations. We believe it is important for our business to support the community in which it operates and from which it generates its revenue. For us, this not only means Hong Kong but more specifically our hub in Causeway Bay.

DIRECTORS AND STAFF

Mr. H. C. Lee, our former Chairman, retired after the last Annual General Meeting in May 2001 after some twenty years with the Company. Under H. C.'s distinguished tenure, the Company became one of the leaders in the Hong Kong property sector, laying the foundation for its continuing development. The Honourable Lee Quo-wei, who has served as our Deputy Chairman, also decided to step down as from the last Annual General Meeting. The Board is greatly indebted to them for their invaluable guidance and contribution to the success of Hysan.

We are very pleased to have Sir David Akers-Jones as our independent non-executive Deputy Chairman as from 8 May 2001. He also chairs our two corporate governance board committees.

This has been an active year during which solid progress was made. My thanks go to all of Hysan's staff, whose commitment and efforts have make this possible.

THE WAY AHEAD

It has been a challenging year not only for most businesses, but for Hong Kong as a whole. At Hysan, we have chosen to demonstrate our commitment and belief in our vision by taking significant steps to strengthen our fundamentals. Recent positive economic indicators regarding U.S. economy and China's accession to the World Trade Organization should add a positive tone to the market. We shall build on this year's efforts and believe that through these actions, our shareholders and customers will recognize that we are in a position to further grow our business by being the occupier's partner of choice in the provision of real estate accommodation and services.

Peter T. C. Lee
Chairman and Managing Director
Hong Kong, 12 March 2002


LEE THEATRE PLAZA

Lee Theatre Plaza – a landmark building on a historical site. The retail plaza's lifestyle theme makes it an ideal venue for one-stop shopping and dining in the retail hub of Causeway Bay.



LOCATION

Hysan is the largest commercial landlord in Causeway Bay, a district that exemplifies Hong Kong's very own trademarks of vitality and efficiency. A prime location for business that offers unrivalled proximity to clients, peers, business services, and where employees enjoy and relax. This is true all year round, twenty-four hours a day.

In 2001, we acquired the remaining minority interests in the retail Lee Theatre Plaza complex, consolidating our dominance in Causeway Bay.



Looking through the skylight of the Lee Theatre Plaza dome, with the Plaza soaring, depicting Hysan's objective of moving forward to a dynamic future.



BUILDINGS

Fine buildings provide the ultimate environment to work. We continually review our portfolio and improve its quality by selective enhancement and refurbishment.

In 2001, our Bamboo Grove luxury residential development underwent a major renovation programme to enhance the value of the property.



An on-site briefing session is one of many such communication channels to ensure effective and efficient management of our properties, providing quality service for our tenants. From left: Mr LEUNG Siu Ming (Building Manager, Lee Gardens), discusses issues with his team: NG Ho Lam (customer servicing), TO Lai Mei (customer servicing), HO Yee Leung (security - traffic control), LI Kai Yin (security), LEUNG Ka On (building services), JIM Tung Cheung (building services).



PEOPLE

It is our people that make our buildings work. We oversee the development, marketing, leasing and management of our property portfolio to anticipate and to meet tenants' needs and to ensure the quality of our investments.

In 2001, our property management has been enhanced with upgraded operational efficiency, focusing on good customer service. The Bamboo Grove project will be accompanied by a full range of enhanced and personalized property management services.



The renowned "Tap Dogs" dancers performing at the outdoor Hysan Street Party held on Hysan Avenue every November. This Party is one of many marketing efforts to the mutual benefit of ourselves and our tenants.

PARTNERSHIPS

We regard our tenants as business partners beyond the traditional landlord-tenant relationship and have forged lasting partnerships throughout the years. Many of our tenants have been with us since the original lettings of our properties.



OPERATING AND FINANCIAL REVIEW



OPERATING REVIEW

FUNDAMENTALS STRENGTHENED

In a year when the world's major economies receded, the overall Hong Kong economy also experienced a downturn particularly during the second half of the year. Generally, corporate expenditure were reduced in response to a lower level of activity. The rise in unemployment also affected consumer sentiment. Despite this challenging environment, our office portfolio achieved a 98% occupancy rate. We also made solid progress across all property sectors (office, retail and residential) in implementing steps to strengthen our fundamentals, following the strategic directions mapped out in the previous year.

- **Leadership position in Causeway Bay.** We consolidated the minority interests in the retail Lee Theatre Plaza complex, further consolidating our dominance in the prime office/retail area of Causeway Bay;

- **Continual review of the performance of individual buildings and improve their quality by selective refurbishment and re-development.** Our Bamboo Grove luxury residential development underwent a major renovation programme which includes both visible enhancements and the equally important service upgrades;

- **Strengthening our retail sector located in the retail hub of Causeway Bay.** We further expanded our retail sector and advanced our objective to enhance our neighbourhood as a distinct hub for dining, shopping and recreation. A diversity of retail and leisure offers were introduced to our retail portfolio, complemented by a new "lifestyle" theme in the Lee Theatre Plaza area;

- **Financial prudence.** We continued to have a strong balance sheet and emphasize financial prudence. Our new Medium Term Note Programme and the US$200 million Notes issuance obtained solid investment grade ratings (Moody's: Baa1; Standard and Poor's: BBB+);

- **Operational efficiency and good customer service.** Our property management has been further enhanced with upgraded operational efficiency, focusing on good customer service. The Bamboo Grove project will be relaunched with a full range of enhanced and personalized property management services.

ACTIVITIES IN THE YEAR

Investment Properties

- **Office**

The period in review witnessed a worsening of the general market environment. There was an increased secondary stock of office properties following company cost-cuttings. These include premises occupied by telecommunications and financial institutions. We continue to have a diversified but focused tenant base covering large multinationals and Hong Kong organizations, and achieved an occupancy rate of 98%.

Our strategy of continually anticipating the needs of our

customers stood us in good stead and we enjoy an excellent relationship with our tenants. We interact closely with our tenants to ensure that we anticipate and meet their needs, and are encouraged by the response.

- **Retail**

Retail markets are generally sensitive to the overall economic environment. Consumer confidence, in particular, was affected after the events on 11 September. Our portfolio, located in the retail hub of Causeway Bay, achieved a 97% occupancy rate. The proactive approach we adopted in managing our tenant mix resulted in the introduction of new complementary tenants to the portfolio, further strengthening the "lifestyle" theme in the Lee Theatre Plaza area.

In our retail portfolio, our objective is to create an attractive environment for dining, shopping and recreation. All these are to be achieved by the provision of a diversity of complementary retail and leisure offers that meet the needs of customers. The introduction of new-style food and beverage establishments in our neighbourhood during the year has further advanced this aim. We continued our marketing efforts, partnering with tenants to our mutual benefit. The annual Hysan Street Party held in November successfully rounded off a busy year for our team.



- **Residential**

The major refurbishment programme for the Group's Bamboo Grove luxury residential complex in the Mid-levels commenced in 2001. The programme seeks to enhance the external façade, apartment interiors, as well as clubhouse and common facilities to provide a comfortable and family-friendly living environment. A full range of enhanced and personalized property management services will be introduced. Re-launch is scheduled to commence in the second quarter of 2002.

Development Properties

The Grand Gateway commercial and residential complex in Puxi, Shanghai, where we have a 17% interest, has established itself as one of the most popular shopping centers in Puxi area. The retail podium is virtually fully-let. The average occupancy rate of the residential tower for year 2001 was 96%.

Pre-sales in our two joint-venture residential developments in Singapore, Sanctuary Green and the Gardens at Bishan (10% interest), are in progress. Pre-sale in Amaryllis Ville project (25% interest) is expected to be launched shortly.

FINANCIAL REVIEW

2001 was characterized by a weakening economy and falling interest rates. The weakening local economy, made worse by the global slowdown and the negative economic impact of the September 11 terrorist attack in the United States, inevitably led Hong Kong property rental and asset values to fall during the year. The U.S. Central Bank aggressively cut interest rates during the year to counter the U.S. slow down and Hong Kong interest rates followed suit because of the currency peg.

Despite the difficult operating environment, the Group was able to achieve strong occupancy rates, operating profits and cash flows. Financial gearing and interest coverage were also maintained at comfortable levels such that strong credit ratings from both Standard & Poor's Rating Agency (BBB+) and Moody's Investor Services (Baa1), reflecting the strong and stable financial profile of the Group, were achieved.

The Group was able to reduce interest expenses significantly during the year by keeping debt facilities largely on a floating rate basis to take advantage of declining interest rates. The Group also took advantage of the low rates to lengthen debt tenure and diversify funding sources. This was achieved by the Group establishing a Medium Term Note Programme in December, followed in February 2002 by the inaugural issue US$200 million 7% 10-year Notes under the Programme.

RESULTS

The Group's net profit attributable to shareholders in 2001 was HK$600 million, which was 29.4% lower than the HK$850 million in 2000 mainly because of the absence of gains on disposal of long-term investment in marketable securities of HK$294 million realized in 2000. Earnings per share were HK$0.58 against 2000's figure of HK$0.82. The Group's core leasing earnings, however, were up by 1.8%, which more accurately reflect the Group's strong effort during the past difficult year.

Rental income from the Group's property portfolio dropped by 8.4% year-on-year as a result of negative rental reversions and high vacancy at Bamboo Grove with the commencement of refurbishment in July 2001. Excluding Bamboo Grove, the fall year-on-year was a more modest 5.0%. To help cope with falling rental income, the Group tightened expenses. Operating expenses fell by 4.7% to HK$314 million and net financing charges were HK$121 million lower despite higher debt. The net interest expense cover ratio improved from 2000 year-end's 3.6 times to 3.7 times at 31 December 2001.

Performance Analysis


HKD (million)
2,000
1,500
1,000
500
0
-500
-1,000
293.8
1,475.9
1,351.9
(328.9)
(432.0)
(313.6)
(310.7)
2000
2001
Net financing expenses
Operating expenses
Gain on sale of long-term marketable securities
Rental income

Asset Values


Asset Values HKD (billion)
Net asset value per share (HKD)
70
60
50
40
30
20
10
0
40
30
20
10
0
33.71
47.94
18.19
28.07
19.80
28.30
22.79
30.78
20.62
28.45
1997
1998
1999
2000
2001
Marketable securities
Hong Kong properties
Overseas properties
Net asset value before final dividend

REVIEW OF ASSET VALUES

The Group's investment properties were revalued independently by professional valuers at year end 2001 at HK$26,639 million. The resulting net revaluation deficit for the year of HK$1,841 million has been charged to reserves. This movement, together with the decrease in value of the Group's marketable security holdings, was the most significant elements in the fall in shareholders' funds of 9.4% to HK$21,267 million. Net asset value per share (before final dividend) correspondingly decreased from HK$22.79 to HK$20.62.

DEBT AND MATURITY PROFILE

The total debt outstanding at the end of 2001 amounted to HK$5,628 million (excluding amount due to minority shareholders and advances from investees), an increase of HK$522 million from the previous year end. Loan draw down from existing and new facilities during the year were mainly used to finance the minority interest acquisition in The Lee Theatre Plaza and the refurbishment expenditures at Bamboo Grove. Net debt (gross borrowings less cash, cash equivalent and marketable securities at year-end market value) amounted to HK$4,544 million.

Net debt as a percentage of shareholder equity increased from 14.6% at December 2000 to 21.4% at year-end 2001 as a result of the additional borrowings and reduced shareholder equity from lower property asset valuation.

During the year, the Group continued to maintain all of its debt in Hong Kong dollars and on an unsecured basis. Over 98% of the borrowings were on a committed basis.

The maturity profiles of the Group's gross debt at 31 December 2001 and 31 December 2000 are summarised as follows:

	2001	2000
	HKD(million)	HKD(million)
Repayable within a period		
– Not exceeding 1 year	**2,140**	816
– Between 1 to 2 years	**436**	2,150
– Between 2 to 5 years	**2,572**	2,140
– After 5 years	**480**	0
	5,628	5,106

Sources of funds at 2001 year-end comprised of 43% from capital market issuances, 39% from bank bilateral loans and 18% from syndicated and club loans.

After the 10-year Notes issue in February 2002 and the repayment of the HK$2 billion Floating Rate Notes in March 2002, about 36% of the debt will not mature for 5 to 10 years. Similarly, the sources of debt facilities from capital market issuances and bank bilateral loans will be changed to 35% and 47% respectively.

Gross and Net Debt


HKD (million)
12,000
10,000
8,000
6,000
4,000
2,000
0
9,835
3,142
6,693
7,224
1,389
5,835
6,013
2,683
3,330
5,106
1,676
3,430
5,628
1,084
4,544
1997
1998
1999
2000
2001

Cash, cash equivalents & securities at market value

Net debt

Sources of Debt Facilities at 2001 Year-end


39%
43%
18%

Bank bilateral loans

Capital market issuances

Syndicated and club loans

NOTABLE NEW FINANCING

In February 2002, the Group issued the inaugural US$200 million 7% Notes under the established Medium Term Note Programme. The Notes have a tenure of 10 years and were priced at 200 basis points over the benchmark 10-year U.S. Treasury Notes with a yield of 7.02%. The Notes received a credit rating of Baa1 from Moody's Investors Service and BBB+ from Standard & Poor's Rating Agency. The issue was well received by a wide group of predominately new Asian and European investors, including assets managers, insurance companies, and private investors. The net proceeds will help refinance the HK$2 billion Floating Rate Notes due in March 2002 as well as fund other Group needs.

CREDIT RATINGS

With respect to the Group's credit strength, Standard & Poor's Rating Agency maintained a stable outlook on its credit rating of BBB+. In January 2002, Moody's Investor Services assigned a Baa1 credit rating to the Company with a stable outlook. Both investment grade credit ratings reflect the Group's strong financial profile underpinned by sound financial management and stable operations with large recurring rental income cash flows.

CAPITAL EXPENDITURES

To further strengthen the Group's dynamic and long-term presence in Causeway Bay, HK$508 million were paid to acquire the 30% minority interest in The Lee Theatre Plaza in September 2001. Other capital expenditures incurred relate to additions and improvements to the Group's investment properties including the refurbishment program at Bamboo Grove. Regarding those Singapore development projects, where pre-sale is in progress, it is expected that such proceeds are sufficient to fund the construction costs and future cash flow requirements would be minimal.

At year end, the Group had HK$1,661 million in undrawn committed bank facilities. This availability, together with the Medium Term Note Programme in place, should be sufficient to cover the Group's refinancing and capital expenditure needs over the next few years.

As planned, the Group will fund its capital expenditures through debt while maintaining acceptable gearing and interest expense coverage ratios.

FINANCIAL RISK AND MANAGEMENT

The Group's financial risk management strategies include broadening the Group's financing channels, expanding the investor base, extending the tenure of facilities, and achieving a well-balanced spread of facility maturities. The Group also uses interest rate swaps and other instruments to manage interest rate risks with an objective to minimize the impact of fluctuations on earnings while achieving a balance with cost effectiveness. Transactions are conducted for hedging purposes only and no speculative positions have been or will be undertaken. As of 31 December 2001, 88% of the Group's borrowings were at floating rates.

The Group's foreign exchange exposure is minimal. As of 31 December 2001, all debt outstanding are Hong Kong dollars denominated, and investment in overseas projects totalled the equivalent of HK$703 million or 3.3% of the Group's shareholder equity.

CONTINGENT LIABILITIES

As and when required, in the ordinary course of business, the Group will provide guarantees, counter indemnities or undertakings to cover the Group's obligations in respect of projects undertaken by the Group.

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2001, the Group's share of guarantees and counter guarantees amounted to approximately HK$148 million (2000: HK$153 million) and HK$79 million (2000: HK$84 million) respectively.

PRINCIPAL INVESTMENT PROPERTIES

PRINCIPAL INVESTMENT PROPERTIES

AIA Plaza

18 Hysan Avenue, Causeway Bay



A 25-level office and retail complex with 139,119 square feet of gross floor area, the building has food and beverage facilities on the ground and first floors.

Principal office tenants

AIA, Occidental Chemical, Miele

Hennessy Centre

500 Hennessy Road, Causeway Bay



Located on a busy thoroughfare, Hennessy Centre contains 719,642 square feet in a 45-level office and retail complex. It is served by a multitude of public transport, including Mass Transit Railway and bus and tram stops on its doorstep. Home to the popular Mitsukoshi Japanese Department Store, it is a popular family shopping destination.

Principal office tenants

Butterworths, Colgate-Palmolive, EDS, Lexmark and The Body Shop

Principal retail tenants

Mitsukoshi Japanese Department Store

Lee Theatre Plaza

99 Percival Street, Causeway Bay



Like its predecessor the Lee Theatre, Lee Theatre Plaza is a Hong Kong landmark and among the territory's first Ginza-style shopping, dining and entertainment complexes. Boasting Esprit's flagship store, the largest in the world, and Muji – a favourite lifestyle store – as its anchor tenants, the Plaza is a popular venue for life-style shopping and one-stop entertainment and relaxation, with its cinema, fitness centres and some of the finest dining establishments in Causeway Bay. The Plaza contains 315,749 square feet in 26 levels.

Principal retail tenants

Esprit, Muji, Lee Theatre Cinema and California Fitness Centre








Caroline Centre

2-38 Yun Ping Road, Causeway Bay



A 34-level office and retail complex of 626,882 square feet, its retail podium has established itself as a centre of variety shopping including fashion, sports, hi-fi and children's wear. The complex also has several popular Asian cuisine outlets, and is linked to The Lee Gardens, Causeway Bay's high-end shopping centre, by a footbridge.

Principal office tenants

Bayer, Jebsen & Company, Merck Sharp & Dohme and Pepsico

Principal retail tenants

(fashion and accessories): Max & Co and Fila; (children's wear): DKNY Kids and Polo Kids; (lifestyle): Honma Golf, "Apartment" designer furniture and lightings and Nakamichi Hi-Fis

The Lee Gardens

33 Hysan Avenue, Causeway Bay



The prime, 53-level, 902,797 square feet office and retail complex was completed in 1997, and comprises the Manulife Plaza office tower and a shopping centre. The Lee Gardens shopping centre is Causeway Bay's high-end retail centre and houses a concentration of international fashion and luxury brands. It has undergone aesthetical and environmental improvements during 2001 to provide added value to its retail tenants and visitors.

Principal office tenants

Bates, General Electric, Manulife, Oracle and Sony

Principal retail tenants

Chanel, Christian Dior, Hermes, Louis Vuitton, Prada and Tiffany & Co.

Leighton Centre

77 Leighton Road, Causeway Bay



The 28-level, 435,008 square feet office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a well-sought after location for many professional practices. The addition of G.O.D. to Leighton Centre makes it another inviting setting for life-style purchases.

Principal office tenants

Davis Langdon and Seah
Simon Kwan & Associates

Principal retail tenants

G.O.D and Town Gas Cooking Centre

111 Leighton Road

111-117 Leighton Road, Causeway Bay



111 Leighton Road is located in a pleasant and tranquil area in the heart of Causeway Bay. Dining and shopping are readily available. The 24-level office and retail building has a size of 79,905 square feet.

Principal office tenants

Agnes B and Mikli Asia

Sunning Plaza

10 Hysan Avenue, Causeway Bay



Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. The office and retail complex has 30 levels and 279,717 square feet. Among its tenants are popular food and beverage outlets, which have established the Plaza as a hub for relaxation and social recreation.

Principal office tenants

CIGNA, Gillette, Maersk Lines and Yahoo!

Bamboo Grove

74-86 Kennedy Road, Mid-Levels



Bamboo Grove is a luxury residential complex in the Mid-Levels consisting of 345 apartments in six residential towers. Tenants enjoy full clubhouse and sports facilities. The 697,940 square feet complex is undergoing extensive refurbishment to enhance both the building facilities and the equally important management services.



One Hysan Avenue

1 Hysan Avenue, Causeway Bay



Located at the junction of three busy streets in the heart of Causeway Bay, One Hysan Avenue enjoys a prime location and a diversity of retail facilities in the surrounding area. The office and retail complex has 169,019 square feet in 26 levels.

Principal office tenants

AIWA, BGX, Hong Kong Institute of Architects and NCR

Principal retail tenants

Maxim's Restaurant and Starbucks Coffee

Entertainment Building

30 Queen's Road, Central, Central



Enjoying a prime location in Hong Kong's Central financial and business district, the post-modern design Entertainment Building has 34 levels, comprising 211,148 square feet. The building has recently undergone environmental improvement works to enhance the quality of the retail podium.

Principal office tenants

AES, Baden-Württembergische Bank, Bulgari, Malayan Banking and Morrison & Foerster

Principal retail tenants

Laurel and Morton's of Chicago Steak House

Sunning Court

8 Hoiping Road, Causeway Bay



The 17-level Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with streets lined with trees, and within easy reach of all forms of relaxation and entertainment activities in the district, the building is finished to provide maximum comforts for its tenants.

REPORT OF THE VALUER

TO THE BOARD OF DIRECTORS
HYSAN DEVELOPMENT COMPANY LIMITED

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2001

In accordance with your appointment of Knight Frank to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the open market value of the properties as at 31st December 2001 was in the approximate sum of Hong Kong Dollars Twenty Six Billion Six Hundred Thirty Eight Million and Five Hundred Thousand Only. (i.e. HK$26,638,500,000).

We valued the properties on an open market value basis by capitalizing the net income as provided to us with due allowance for outgoings and provisions for reversionary income potential. However, no allowance has been made in our valuation for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK
Hong Kong, 1 March 2002

SCHEDULE OF PRINCIPAL PROPERTIES

as at 31 December 2001

INVESTMENT PROPERTIES

	Address	Lot No.	Use	Category of the lease	Percentage held by the Group
1.	**The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29 and Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2.	**Hennessy Centre** 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3.	**Bamboo Grove** 74-86 Kennedy Road Hong Kong	I.L. 8624	Residential	Long lease	100%
4.	**Caroline Centre** 2-38 Yun Ping Road Causeway Bay Hong Kong	Sec. A and O of I.L. 457 and Sec. G of I.L. 29, Sec. F and the R.P. of Sec. C, D, E, and G, Subsec. 1 of Sec. C, D, E and G and Subsec. 2 of Sec. E of I.L. 457, Sec. H of I.L. 457, Subsec. 1, 2 and 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5.	**Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6.	**Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452 and the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
7.	**Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J, Subsec. 2 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8.	**Sunning Court** 8 Hoiping Road Causeway Bay Hong Kong		Residential	Long lease	100%
9.	**Entertainment Building** 30 Queen's Road Central Hong Kong	The R.P. of I.L. 16 and the extension thereto	Commercial	Long lease	100%
10.	**One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
11.	**AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
12.	**111 Leighton Road** 111-117 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

OUR PEOPLE

People are Hysan's most vital asset. In a year during which downsizing and job cuts were announced by quite a number of businesses, we have elected to take a different path. We further strengthened our performance measurement system, invested in training and fostered our team spirit. All these are towards maximizing our efficiency to deliver shareholder value.


Hysan

Alignment of individual and corporate goals is key to our human resources practices

PERFORMANCE MEASUREMENT

We further strengthened our performance measurement system, including building in a specific customer service focus. Coaching and performance measurement workshops were conducted for all supervisory staff to ensure that the performance reviews are effectively conducted, with effective feedback supported by specific improvement plans. Clear goals, both corporate and individual, were identified and communicated thus aligning all staff with corporate objectives.

Hysan has always rewarded our staff based on performance, reinforcing quality performance and customer service.

TRAINING AND DEVELOPMENT

Hysan recognizes the significance of continual training for our staff and the value such training brings to our operations. During the year, we continued to make substantial investments in staff development and encouraged a learning culture.

All levels of staff benefited from our formalized and customized training and development programmes which covered a wide range of skills and expertise. Following the successful roll-out of customer service seminars and workshops across the organization last year, customer service standards were further reinforced through vigorous coaching by unit supervisors and Group self-audits. Multi-level team briefings and service coaching skills workshops were also introduced to support teams with different responsibilities and at different locations.

As a move to encourage innovation and to involve staff in enhanced customer service, we launched the "Ideas That Work" programme, which was received positively by staff.

FOSTERING TEAM SPIRIT

Hysan is a caring employer and enjoys good relations with its staff. We spare no efforts in building a strong team spirit and a sense of belonging, and in establishing and maintaining trust between management and staff members. Effective communication channels, including Staff Newsletters, formal and informal briefing and chat sessions by senior management and among corporate headquarters and building staff alike, were introduced. Activities organized by the Hysan Recreation Club further strengthened the team spirit. Despite tough times, our medical benefits were enhanced in the year.

PEOPLE ARE OUR SUCCESS

It is the people who make our Company a success. At 31 December 2001, we employed a total of 561 staff members. Property Investment is more than an assets business. People make assets work. We shall continue to align our human resource practices with our corporate objective so as to maximize shareholder value and to achieve growth.



Customer service is the key to our success



Safety and security in a friendly environment



Meticulous management ensures efficiency

DIRECTORS, OFFICERS AND ADVISORS

BOARD OF DIRECTORS



Peter Ting Chang LEE *(I)*
J.P.
Chairman and Managing Director
Peter T. C. Lee first joined the Board in 1988, became Managing Director in 1999, and Chairman and Managing Director in 2001. A non-executive director of South China Morning Post (Holdings) Limited and a director of a number of other companies. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 48.



Sir David AKERS-JONES *(A,E)*
K.B.E., C.M.G., J.P.
Independent Non-Executive Deputy Chairman
Chairman of Global Asset Management (HK) Limited. Vice chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 74.



Dr. Victor Kwok King FUNG *(I)*
Independent Non-Executive Director
Chairman of the Li & Fung Group, the Hong Kong Airport Authority and the Hong Kong University Council, a non-executive director of Bank of China (Hong Kong) Limited, Anglogold Limited, Pacific Century CyberWorks Limited, Kerry Properties Ltd., Orient Overseas (International) Ltd., DBS Kwong On Bank, Ltd., Sun Hung Kai Properties Limited, Dao Heng Bank Group Limited and its three operating subsidiaries, which are authorized institutions. He holds a Bachelors and a Masters Degree in Electrical Engineering from the Massachusetts Institute of Technology, a Doctorate in Business Economics from Harvard University. Appointed a Director in 1998 and is aged 56.



Fa-kuang HU *(E)*
C.B.E., J.P.
Non-Executive Director
Chairman of Ryoden Development Limited and its group companies. Also a director of i-CABLE Communications Limited. Holds a Bachelor of Science Degree from Shanghai Jiao Tong University. Appointed a Director in 1979 and is aged 78.



Hans Michael JEBSEN *(I)*
Non-Executive Director
Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Appointed a Director in 1994 and is aged 45.



Per JORGENSEN *(A)*
Independent Non-Executive Director
A director of A.P. Moller, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe; also a non-executive Chairman of Lee Gardens International Holdings Limited. Appointed a Director in 1981 and is aged 66.



Anthony Hsien Pin LEE *(I)*
Non-Executive Director
A director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. Received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1994 and is aged 44.



Chien LEE *(A)*
Non-Executive Director
A director of Scottish and Eastern Investments Limited, Lee Gardens International Holdings Limited and a number of other companies. Non-executive director of Swire Pacific Limited. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 48.



Michael Tze Hau LEE *(I)*
Non-Executive Director
Managing Director of Asia Strategic Investment Management Limited, he has extensive experience in equity investments in the Asia-Pacific region and is a registered investment advisor in Hong Kong. Non-executive director of Tai Ping Carpets International Limited. Also a director of Lee Hysan Estate Company, Limited. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. Appointed a Director in 1990 and is aged 40.



Michael Chi Kung MOY
Chief Financial Officer & Director
Responsible for Group finance. Received a BSE in Aeronautical Engineering from Princeton University, a Master Degree in Aeronautical Engineering from the University of Washington, and MBA with Distinction from The Wharton School of the University of Pennsylvania. Before joining the Company in 1999, he was a management consultant with Mckinsey & Company, and head of Asia for an international direct investment firm. He became Chief Financial Officer and Director in 1999 and is aged 45.



Dr. Deanna Ruth Tak Yung RUDGARD
Non-Executive Director
Received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1993 and is aged 62.



Pauline Wah Ling YU WONG
Director, Property
Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over thirty years of experience in the property field. She was appointed a Director in 1991 and is aged 53.



Dr. Geoffrey Meou-tsen YEH *(E)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.
Independent Non-Executive Director
Chairman of Hsin Chong Construction Group Ltd. Holds a Bachelor of Science Degree from University of Illinois and a Master of Science Degree from Harvard University. Appointed a Director in 1979. He is aged 70.

(A) Audit Committee
(E) Emoluments Review Committee
(I) Investment Committee



Mr Peter T.C. Lee with Senior Management
Front row, from left: Connie Kit Mei Pang, Wendy Wen Yee Yung, Michael Chi Kung Moy, Peter T.C. Lee, Pauline Wah Ling Yu Wong
Back row, from left: Mark Sun Wah Chim, Lora Wing Sze Luke, Ben Sau Shun Lui

SECRETARY

Wendy Wen Yee YUNG
Graduated from Oxford University with a Master of Arts Degree and is a solicitor of the High Court of the Hong Kong SAR. Prior to joining the Company in 1999, she was a partner of an international law firm in Hong Kong. She is aged 40.

SENIOR MANAGEMENT

Mark Sun Wa CHIM
General Manager, Office Leasing
Responsible for the Group's office leasing activities. Before joining the Company in 1999, he was National Director, Commercial Department, of an international real estate consultancy firm with over fourteen years' experience in leasing. Graduated from The Hong Kong Polytechnic University in Building Technology and Management. He is aged 38.

Ben Sau Shun LUI
General Manager,
Project and Technical Services
Responsible for the Group's project and technical services. A Registered Professional Engineer, he holds a Master of Science Degree in Construction Project Management and a Bachelor of Science Degree in Civil Engineering, both from the University of Hong Kong. Before joining the Company in 2000, he has served senior project management positions in other major listed companies. Aged 43.

Lora Wing Sze LUKE
General Manager, Retail Leasing
Responsible for the Group's retail leasing activities. Prior to joining the Company in 2000, she was senior leasing manager of a major listed property investment company. She holds a M.B.A. degree from University of Reading in Real Estate and Construction. Aged 41.

Connie Kit Mei PANG
Head of Corporate Planning
Responsible for the Group's corporate planning activities. She holds M.B.A. and M.A. degrees from the Columbia University of New York and a Bachelor degree in Management and Economics from the University of Hong Kong. Prior to joining the Group in 2000, she was a principal with an international management consulting firm. Aged 38.

ADVISERS

Auditors
Deloitte Touche Tohmatsu

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Registered Office
49th Floor, Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

Share Registrars and Transfer Office
Standard Registrars Limited
5th Floor
Wing On Centre
111 Connaught Road Central
Hong Kong

Notes

Notes

DIRECTORS' REPORT AND ACCOUNTS 2001

CORPORATE GOVERNANCE

The Company is committed to a high standard of corporate governance. This section describes how the principles of corporate governance are applied to the Company and the Company's compliance with the Code of Best Practice (the "Code of Best Practice") as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

STATEMENT OF COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the review period with the Code of Best Practice.

BOARD EFFECTIVENESS

The Board

The Board currently comprises Peter T. C. Lee, Chairman and Managing Director, Pauline W. L. Yu Wong, Director, Property and Michael C. K. Moy, Chief Financial Officer and Director, and ten other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors appear on pages 28 and 29. These demonstrate a range of experience and calibre to bring valuable judgment on issues of strategy, performance, and resources which are vital to the success of the Group. The four independent non-executive Directors also sit on the corporate governance committees of the Board.

Under the Company's articles of association, all Directors are subject to retirement by rotation. The three Directors who have been longest in office as at each Annual General Meeting will retire from office and be subject to re-election.

Chairman and Deputy Chairman

The Board structure, including the presence of an independent non-executive Deputy Chairman on the Board, is designed to ensure that the Board functions effectively and independent of management where appropriate. At the same time, the fact that the Chairman is also Managing Director means that the Chairman has a more detailed knowledge of the business and activities of the Company than would be possible for a Chairman who was not a member of management.

Responsibilities, Functioning, and Supply of Information

The Board meets at least quarterly. Its principal task is to formulate strategy and to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. Certain significant transactions, including material bank facilities, material acquisitions and disposals, and material transactions with connected parties are reserved for Board decision.

An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. Where appropriate, communications are sent electronically. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. During the year, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

BOARD COMMITTEES

The Board currently has three Board committees, namely the Audit Committee, Emoluments Review Committee and Investment Committee. The Audit and Emoluments Review Committees, being corporate governance committees, have 100% non-executive membership with a majority of independent Directors. These three committees deal with specific aspects of the Group's affairs, as detailed below:

Audit Committee

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended by the Managing Director and the Chief Financial Officer.

The Audit Committee receives reports from and consults with external auditors. It reviews the interim and annual results, considers any matters raised by the external auditors, and reports thereon to the Board. It also monitors the controls which are in force to ensure the integrity of information reported to the shareholders, and oversee compliance generally.

Emoluments Review Committee

The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones. Other members are Mr. F. K. Hu and Dr. Geoffrey M. T. Yeh.

The function of the Committee is to review and determine the remuneration of the executive Directors. The Chairman and Managing Director makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman and Managing Director may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

Details of each Director's emoluments and options are shown in section headed "Directors' remuneration and interests".

Investment Committee

The Group's Investment Committee comprises the Chairman and Managing Director, Victor K. K. Fung, Hans Michael Jebsen, Michael T. H. Lee, with Anthony H. P. Lee as the Chairman. The five Directors, demonstrating a range of valuable experience and background, meet as necessary to advise and make recommendations on the investment strategies of the Group within agreed terms of reference.

DIRECTORS' REMUNERATION AND INTERESTS

Executive Director Emoluments

Details on Directors' emoluments are set out in note 6 to the financial statements. As detailed above, the Emoluments Review Committee reviews and determines the remuneration of the executive Directors.

Non-Executive Director Emoluments

The annual remuneration of the non-executive Directors for year 2001 was HK$592,534 per annum.

The independent non-executive Deputy Chairman receives an annual fee of HK$65,000, with the other non-executive Directors being entitled to an annual fee of HK$50,000. Members of the Audit Committee receive an annual fee of HK$20,000. None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

Service Contracts

No Director has a service contract that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Shares

As at 31 December 2001, the interests of the Directors and Alternate Directors in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	No. of shares held				
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Peter Ting Chang Lee	2,000,000	–	4,020,014 *(Note 1)*	–	6,020,014
Fa-kuang Hu	–	–	255,012 *(Note 2)*	–	255,012
Hans Michael Jebsen	60,000	–	2,432,914 *(Note 1)*	–	2,492,914
Per Jorgensen	6,678	–	–	–	6,678
Chien Lee	970,000	–	4,020,014 *(Note 1)*	3,750,000 *(Note 3)*	8,740,014
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600
Pauline Wah Ling Yu Wong	254,000	–	–	–	254,000
Michael Chi Kung Moy	–	131,565 *(Note 4)*	–	–	131,565
Geoffrey Meou-tsen Yeh	109,619	–	1,000 *(Note 1)*	–	110,619
V-nee Yeh (Alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 *(Note 1)*	–	127,834

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

(4) These shares were held by the wife of Michael Chi Kung Moy who was therefore deemed to have interest in them.

As at 31 December 2001, certain Directors had personal interests in options to subscribe for ordinary shares in the Company granted under the Company's Executive Share Option Scheme, details of which are set out below under "Executive Share Options" (also see note 28 to the financial statements).

Apart from the above, as at 31 December 2001, there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

Executive Share Options

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is three percent (3%) of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The exercise price was fixed at 80 per cent of the average of the closing prices of the shares on the Hong Kong Stock Exchange for the twenty trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2001, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% of the then issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

			Changes During Year			Options as at 31/12/01		
	Opening Balance as at 1/1/01	Date of Grant	Lapsed	Granted	Exercised	Closing Balance	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7/1/99	NIL	NIL	NIL	1,350,000	9.22	7/1/01-6/1/09
Pauline Wah Ling Yu Wong	900,000	3/5/95	NIL	NIL	NIL	900,000	13.46	3/5/97-2/5/05
Michael Chi Kung Moy	1,200,000	23/12/99	NIL	NIL	NIL	1,200,000	7.54	23/12/01-22/12/09

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

During the review period, no options were granted to or were exercised by Directors. Certain options granted to Hon Chiu Lee, former Chairman of the Company who retired on 8 May 2001, to subscribe for 1,125,000 shares of the Company, had lapsed on his retirement.

Apart from the Scheme, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

The power of grant to executive Directors is vested in the Emoluments Review Committee and otherwise pursuant to Listing Rules requirements.

The Managing Director has been delegated by the Board the authority to make grants to other management staff. In this light, the Company has undertaken a review of the Scheme to seek to further strengthen the links between staff and shareholder objectives, also with the view to balance the interests of shareholders generally. The exercise price will be at least the higher of (i) the closing price of the Company's ordinary shares on the date of grant; and (ii) the average closing price of such shares for the five days immediately before the grant. Interests of shareholders will be balanced by having appropriate aggregate and individual grant limits, also being in line with new Listing Rules requirements. A clear performance criterion will be the main driver.

Directors' Interests in Contracts of Significance

Except as stated in note 36(A) to the financial statements, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Disclosure of Directors' Interests in Competing Business under the Listing Rules

The Group is engaged principally in the development, ownership and management of high quality investment properties in Hong Kong. The following Directors are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's Independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

(i) Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Deanna R. T. Y. Rudgard are members of the founding family whose range of general investment activities include property investments in Hong Kong and overseas. In the light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F. K. Hu (and his alternate, Raymond L. M. Hu) are substantial shareholders and directors of Ryoden (Holdings) Limited, Ryoden Development Limited, Designcase Limited and their respective subsidiaries and associates, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

    The Company's management team is separate and independent from that of the companies listed above. In addition, the aforementioned Director has a non-executive role and is not involved in the Company's day-to-day operations and management.

Connected and Related Party Transactions

The Company acquired during the review period from members of the Sincere Group the remaining 30% minority interests in its subsidiary, Lee Theatre Realty Limited ("LTRL"). The principal business of LTRL is that of holding the property "Lee Theatre Plaza". As the Sincere Group was a substantial shareholder of LTRL, the transactions constituted a connected transaction for the Company under the Listing Rules. Details of the transaction is set out in note 36(B) to the financial statements. In the opinion of the Directors, the terms of such transaction were fair and reasonable and in the interests of the Company and all the shareholders as a whole.

Save as disclosed therein, there were no other transactions which needed to be disclosed as connected transactions in accordance with the requirements of the Listing Rules.

The Company also entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Company in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in Note 36(A) to the financial statements.

RELATIONS WITH SHAREHOLDERS

The Company values dialogue with shareholders. Further details on Group efforts in this regard are set out in the section "Shareholder Focus, Financial Prudence and Transparency" in the Chairman's Statement.

The Company arranges for the Annual Report and Financial Statements and related papers to be posted to shareholders so as to allow at least 25 working days for consideration prior to the Annual General Meeting. The Board also welcomes moves towards a more constructive use of Annual General Meetings and regards the Annual General Meeting as the principal opportunity to meet private shareholders. Accompanying this Annual Report is the Notice of Annual General Meeting setting out the full texts of the resolutions for the meeting and explanatory notes thereon.

Financial and other information on the Group is also made available at the Group's website at www.hysan.com.hk.

HUMAN RESOURCES PRACTICES

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2001 was 516. The Group's human resources practices are aligned with our corporate objective so as to maximize shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the section "Our People" in the Annual Report.

SOCIAL RESPONSIBILITY AND THE COMMUNITY

Further information on the Group's community efforts is set out in "Hysan and the Community" in the Chairman's Statement.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 12 March 2002

DIRECTORS' REPORT

The Directors submit their report together with the audited financial statements for the year ended 31 December 2001, which were approved by the Board of Directors on 12 March 2002.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2001 to be property development and investment and investment holding. Details of the Group's associates and subsidiaries at 31 December 2001 are set out in notes 16 and 38 respectively to the financial statements.

An analysis of Group's turnover is set out in note 4 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in the Chairman's Statement and the Operating and Financial Review of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2001 are set out in the consolidated income statement on page 45.

An interim dividend of HK$0.10 per share amounting to HK$102,833,355 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK$0.28 per share with a scrip alternative to the shareholders on the register of members on 14 May 2002, absorbing HK$288,764,945. The ordinary dividends paid and proposed in respect of the full year 2001 will absorb HK$391,598,300, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in notes 29 and 30 to the financial statements.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2001. The revaluation resulted in a deficit as compared to carrying amount amounting to HK$1,972 million, which has been charged directly to the investment property revaluation reserve.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 14 to the financial statements.

MAJOR PROPERTIES

Details of the major properties of the Group at 31 December 2001 are set in section under "Schedule of Principal Properties" of the annual report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 13 to the financial statements.

SHARE CAPITAL

The Company was authorised at the Annual General Meeting held in 2001 to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of its issued share capital at that time. The Company periodically repurchases its ordinary shares when they are significantly undervalued, in order to enhance shareholder value. During the financial year, the Company repurchased an aggregate of 6,964,000 ordinary shares for a total consideration of HK$64,319,631 on The Stock Exchange of Hong Kong Limited.

Save as disclosed above, neither the Company nor its subsidiaries repurchased, sold or redeemed any of the Company's listed securities during the year.

The Company also issued a total of 8,016,072 ordinary shares under the scrip dividend scheme accompanying year 2000 final dividends and year 2001 interim dividends. Details of movements during the year in the share capital of the Company are set out in note 27 to the financial statements.

Except as disclosed in note 28 to the financial statements, there were no other warrants, options or convertible securities issued by the Company or its subsidiaries during the year.

CORPORATE GOVERNANCE

The Company is committed to a high standard of corporate governance and has complied throughout the review period with the Code of Best Practice (the "Code of Best Practice") as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Further information on the Company's corporate governance practices is set out in the section "Corporate Governance". Such section sets out detailed information on (a) Board effectiveness (including workings of Audit Committee and other Board committees); (b) Directors' remuneration and interests (including information on Directors' emoluments, service contracts, interests in shares, executive share options, interests in contracts of significance and interests in competing businesses under the Listing Rules); (c) Connected and Related Party Transactions and (d) Human Resources Practices.

THE BOARD

The Board currently comprises Peter T. C. Lee, Chairman and Managing Director, Pauline W. L. Yu Wong, Director, Property and Michael C. K. Moy, Chief Financial Officer and Director, and ten other non-executive Directors. Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors appear on pages 28 and 29.

Hon Chiu Lee, the former Chairman of the Board, retired after twenty years with the Company, as from the last Annual General Meeting held on 8 May 2001. The Honourable Lee Quo-Wei, former Deputy Chairman, also stepped down after the last Annual General Meeting on 8 May 2001.

Under the Company's articles of association, all Directors are subject to retirement by rotation. The three Directors who have been longest in office as at each Annual General Meeting will retire from office and be subject to re-election. In accordance therewith, Per Jorgensen, Deanna R. T. Y. Rudgard and Anthony H. P. Lee will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. During the year, Claus Michael Valentin Hemmingsen, Raymond Liang-ming Hu, Markus Friedrich Jebsen and V-nee Yeh served as alternate Directors.

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgements and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance shows that as at 31 December 2001, the Company has been notified of the following interests, being ten per cent (10%) or more of the Company's issued share capital:

	No. of shares
Lee Hysan Estate Company, Limited and certain of its subsidiaries	429,046,912

These interests are in addition to those disclosed above in respect of the Directors.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

The aggregate purchases attributable to the Group's five largest suppliers was less than 30% of total purchases.

POST BALANCE SHEET EVENT

Details of the post balance sheet event are set out in note 37 to the financial statements.

DONATIONS

During the year, the Group made donations totalling HK$1,282,650 for charitable and other purposes.

AUDITORS

A resolution will be submitted to the Annual General Meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

By order of the Board
Peter T. C. Lee
Chairman and Managing Director

Hong Kong, 12 March 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 45 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstance of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 12 March 2002

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
Turnover	4	1,355,450	1,480,246
Property expenses		(223,598)	(238,906)
Cost of property sales		–	(50)
Gross profit		1,131,852	1,241,290
Gain on disposal of investments in securities		–	293,842
Impairment loss reversed in respect of investments in securities		6,225	–
Other revenue		18,557	29,354
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		60	–
Administrative expenses		(89,956)	(89,969)
Profit from operations	5	1,066,738	1,474,517
Finance costs	8	(314,428)	(449,020)
Gain on disposal of an associate		33,531	–
Impairment loss (arising) reversed in respect of interests in associates		(4,880)	3,419
Share of results of associates		(2,338)	4,210
Profit before taxation		778,623	1,033,126
Taxation	9	(114,903)	(117,210)
Profit after taxation		663,720	915,916
Minority interests		(63,377)	(65,743)
Net profit for the year	10 & 29	600,343	850,173
Dividends	11	391,598	433,064
Earnings per share	12		
Basic		HK$0.58	HK$0.82
Diluted		HK$0.58	HK$0.82

CONSOLIDATED BALANCE SHEET

at 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
			(restated)
Non-current assets			
Property, plant and equipment	13	**50,158**	56,632
Investment properties	14	**26,638,500**	28,432,700
Interests in associates	16	**61,324**	51,384
Investments in securities	17	**1,754,059**	2,297,335
Negative goodwill	18	**(1,136)**	–
Staff housing loans, secured	19	**20,936**	28,898
		28,523,841	30,866,949
Current assets			
Cash and bank balances		**457**	3,421
Time deposits		**26,612**	48,134
Accounts receivable	20	**9,459**	7,952
Staff housing loans, secured – due within one year	19	**2,764**	2,583
Prepayments and deposits		**59,459**	19,900
		98,751	81,990
Current liabilities			
Long term bank loans – due within one year	25	**139,837**	815,500
Floating rate notes	26	**1,999,547**	–
Creditors and accruals	21	**71,380**	85,907
Construction costs payable		**73**	302
Rental deposits from tenants		**248,911**	268,584
Taxation payable		**100,673**	59,137
Unclaimed dividends		**2,137**	2,282
		2,562,558	1,231,712
Net current liabilities		**(2,463,807)**	(1,149,722)
Total assets less current liabilities carried forward		**26,060,034**	29,717,227

	Notes	2001 HK$'000	2000 HK$'000
			(restated)
Total assets less current liabilities brought forward		**26,060,034**	29,717,227
Non-current liabilities			
Advances from investees	22	**52,571**	59,482
Amounts due to minority shareholders	23	**292,765**	292,765
Long term loan	24	**–**	263,754
Long term bank loans – due after one year	25	**3,088,634**	1,890,000
Floating rate notes	26	**397,047**	2,393,739
		3,831,017	4,899,740
NET ASSETS		**22,229,017**	24,817,487
MINORITY INTERESTS		**962,092**	1,339,063
		21,266,925	23,478,424
CAPITAL AND RESERVES			
Share capital	27	**5,156,516**	5,151,256
Accumulated profits	29	**3,580,672**	3,436,247
Other reserves	30	**12,529,737**	14,890,921
		21,266,925	23,478,424

The financial statements on pages 45 to 83 were approved and authorised for issue by the Board of Directors on 12 March 2002 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

BALANCE SHEET

at 31 December 2001

	Notes	2001 HK$'000	2000 HK$'000
			(restated)
Non-current assets			
Property, plant and equipment	13	**5,735**	8,430
Investment properties	14	**3,500,000**	3,740,000
Investments in subsidiaries	15	**12,908,172**	12,395,625
Interests in associates	16	**3**	3
Investments in securities	17	**2,831**	2,831
Staff housing loans, secured	19	**20,936**	28,898
		16,437,677	16,175,787
Current assets			
Cash and bank balances		**1,023**	3,277
Time deposits		**925**	20,832
Accounts receivable	20	**2,416**	3,656
Staff housing loans, secured – due within one year	19	**2,764**	2,583
Prepayments and deposits		**15,289**	13,894
Dividends receivable		**–**	107,010
		22,417	151,252
Current liabilities			
Long term bank loans – due within one year	25	**139,837**	815,500
Creditors and accruals	21	**27,777**	37,734
Rental deposits from tenants		**27,307**	24,817
Amounts due to subsidiaries		**7,473**	69,733
Taxation payable		**6,696**	6,322
Unclaimed dividends		**2,137**	2,282
		211,227	956,388
Net current liabilities		**(188,810)**	(805,136)
Total assets less current liabilities		**16,248,867**	15,370,651
Non-current liabilities			
Long term bank loans – due after one year	25	**3,088,634**	1,890,000
NET ASSETS		**13,160,233**	13,480,651
CAPITAL AND RESERVES			
Share capital	27	**5,156,516**	5,151,256
Accumulated profits	29	**3,957,698**	4,077,068
Other reserves	30	**4,046,019**	4,252,327
		13,160,233	13,480,651

The financial statements on pages 45 to 83 were approved and authorised for issue by the Board of Directors on 12 March 2002 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2001

	2001 **HK$'000**	2000 HK$'000
(Loss) gain recognised on revaluation of land and buildings	**(2,823)**	2,833
(Loss) gain recognised on revaluation of investment properties	**(1,840,545)**	3,063,851
Loss recognised on revaluation of investments in other securities	**(566,708)**	(190,050)
Net (losses) gains not recognised in the income statement	**(2,410,076)**	2,876,634
Net profit for the year	**600,343**	850,173
Total net recognised (losses) gains	**(1,809,733)**	3,726,807
Prior year adjustment arising from the effect *of change in accounting policies* – increase in dividend reserve at 1 January 2000		309,170

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2001

	Note	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	31	985,211	1,166,988
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		3,826	17,389
Interest paid		(316,019)	(452,121)
Dividends received from investments in securities		8,612	7,040
Dividends received from associates		–	125
Dividends paid		(351,429)	(391,179)
Dividends paid to minority shareholders of subsidiaries		(63,502)	(62,671)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(718,512)	(881,417)
CASH OUTFLOW FROM TAXATION			
Hong Kong Profits Tax paid		(73,367)	(78,413)
INVESTING ACTIVITIES			
Additions to investment properties		(178,098)	(9,955)
Additions to property, plant and equipment		(2,380)	(3,570)
Acquisition of additional interest in a subsidiary		(243,947)	–
Net proceeds received on property sales		–	400
Net proceeds received on disposal of property, plant and equipment		–	23
Refund of cost of investment properties		–	110
Advance to an associate		(7,288)	(2,017)
Repayments from an associate		1,601	24,988
Net proceeds received on disposal of an associate		35,929	–
Net proceeds received on disposal of investments in other securities		–	591,170
Advances to investees		(17,207)	(18,643)
Construction costs paid		(179)	(26,937)
NET CASH (OUTFLOW) INFLOW FROM INVESTING ACTIVITIES		(411,569)	555,569
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING ACTIVITIES CARRIED FORWARD		(218,237)	762,727

	Note	2001 HK$'000	2000 HK$'000
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING ACTIVITIES BROUGHT FORWARD		(218,237)	762,727
FINANCING	32		
Share issue expenses		(31)	(14)
Repurchase of own shares		(64,320)	(90,887)
Repayment of long term loan in respect of acquisition of additional interest in a subsidiary		(263,754)	–
New unsecured bank loans		1,604,814	2,305,500
Repayment of unsecured bank loans		(1,081,843)	(2,290,000)
Repurchase of convertible bonds		–	(923,374)
(Repayment to) advances from investees		(1,115)	9,763
NET CASH INFLOW (OUTFLOW) FROM FINANCING		193,751	(989,012)
DECREASE IN CASH AND CASH EQUIVALENTS		(24,486)	(226,285)
CASH AND CASH EQUIVALENTS AT 1 JANUARY		51,555	277,840
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		27,069	51,555
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		457	3,421
Time deposits		26,612	48,134
		27,069	51,555

1. GENERAL

The Company is a public listed limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property development and investment and investment holding.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE / CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior years:

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior year adjustment (see Note 30) as at 31 December 2000 by increasing reserves by HK$319,377,904 (1999: HK$309,170,399) and the shareholders' funds to HK$23,478,423,517 (1999: HK$20,526,492,023) from HK$23,159,045,613 (1999: HK$20,217,321,624).

Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1 January 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1 January 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions on or after 1 January 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions on or after 1 January 2001 is capitalised and amortised on a straight line basis over its useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any identified impairment loss in the value of individual investments.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the year. For other securities, unrealised gains and losses are dealt with in the investment revaluation reserve, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the year.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any accumulated impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation . Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any surplus arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case this surplus is credited to the income statement to the extent of the deficit previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to accumulated profits.

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining term of the lease
Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that other SSAP.

Floating rate notes issue expenses

Expenses incurred directly in connection with the issue of Floating Rate Notes are deferred and amortised on a straight line basis over the terms of the Notes.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date, with the exception of those items covered under forward exchange contracts, which are re-translated at the contracted settlement rate. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation the financial statements of associates which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the interests in associates are disposed of.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rentals receivable and payable under operating leases are credited and charged respectively to the income statement on a straight line basis over the relevant lease term.

Retirement benefits scheme

The retirement benefit costs charged in the income statement represent the contributions paid and payable in respect of the current year to the Group's Enhanced Mandatory Provident Fund Scheme.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Recognition of income

Rental income is recognised on a straight line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Income from disposals of investments in securities is recognised on a trade date basis.

Management fee income and security service income are recognised when the services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

4. TURNOVER

	2001 HK$'000	2000 HK$'000
Turnover comprises:		
Gross rental income from properties	**1,351,892**	1,475,941
Income from property sales	**–**	400
Management fee and security service income	**3,558**	3,905
	1,355,450	1,480,246

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. PROFIT FROM OPERATIONS

	2001 HK$'000	2000 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	107,645	102,208
Retirement benefits scheme contributions (Note)	4,456	10,050
Forfeited contributions	(2,742)	–
	109,359	112,258
Depreciation	6,029	5,624
Auditors' remuneration	1,636	1,495
Rental income arising from operating leases less out-goings	(1,131,580)	(1,240,958)
Dividends from		
– listed investments	(8,612)	(7,040)
– unlisted investments	(5,796)	(4,790)
Gain on disposal of investments in other securities (including HK$Nil (2000: HK$293,922,213) previously recognised in investment revaluation reserve)	–	(293,842)
Gain on property sales	–	(350)
Interest income	(3,749)	(17,021)

Note:

A new enhanced MPF scheme (the "Enhanced MPF Scheme") was established effective 1 December 2000 to replace the old defined benefit scheme (the "Old Scheme"), which was terminated at the close of business on 30 November 2000 with all assets transferred to the Enhanced MPF Scheme. The Group targeted to maintain broadly the same benefit at retirement under the Enhanced MPF Scheme.

A special retirement transfer value was therefore offered to all transferring Old Scheme members. The leaving service benefit of all members of the Old Scheme were also enhanced as incentives to convert. Retirement benefit scheme contribution in 2000 therefore included these transfer values. The Group injected HK$4,735,323 to finance such transfer values of which sums of HK$570,398 and HK$146,314 were attributable to the Directors and the employee referred to in notes 6 and 7 respectively. Their retirement transfer values, which make up a substantial part of the aggregate transfer values, would only be fully vested upon their attaining retirement age. Forfeitures will be used to fund future contributions. During the year, a total of HK$2,741,993 forfeited contributions were fully utilised to fund the Group's contributions.

The Enhanced MPF Scheme is a defined contribution plan, offering a range of investment choice to all staff of the Group, providing benefits based on accumulated investment returns. The Enhanced MPF Scheme covers the Group's contributions to the plan (which are immediately vested) are based on fixed percentages of members' salary, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.
On 4 January 2001, the Enhanced MPF Scheme was granted a participation certificate by the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

6. DIRECTORS' REMUNERATION

	2001 HK$'000	2000 HK$'000
Directors' fees	**792**	857
Other emoluments:		
Basic salaries	**7,776**	9,871
Housing, other allowances and benefits in kind	**3,556**	4,629
Bonus paid	**1,625**	1,142
Retirement benefits scheme regular contributions (Note)	**210**	578
	13,959	17,077

Note: In 2000, as part of the restructuring of its retirement scheme arrangements, the Group injected funds to finance certain transfer values. A substantial part of such transfer values, including the portion attributable to the Directors, are only vested upon the relevant members attaining retirement. Details are set out in note 5.

The number of Directors whose remuneration/fees within the bands set out below is as follows:

	2001 No. of Directors	2000 No. of Directors
HK$ 0 – HK$1,000,000	**11**	11
HK$1,000,001 – HK$1,500,000	**1**	–
HK$1,500,001 – HK$2,000,000	**–**	–
HK$2,000,001 – HK$2,500,000	**–**	–
HK$2,500,001 – HK$3,000,000	**–**	–
HK$3,000,001 – HK$3,500,000	**1**	1
HK$3,500,001 – HK$4,000,000	**1**	1
HK$4,000,001 – HK$4,500,000	**–**	1
HK$4,500,001 – HK$5,000,000	**1**	1
	15	15

Directors' fees paid to independent non-executive Directors during the year totalled HK$249,740 (2000: HK$170,000). They received no other emoluments from the Company or any of its subsidiaries.

7. EMPLOYEE COSTS

The five highest paid individuals included three (2000: four) Directors, details of whose remuneration are set out in note 6. The remuneration of the remaining individuals is detailed as follows:

	2001 HK$'000	2000 HK$'000
Basic salaries, housing, other allowances and benefits in kind	**3,886**	2,171
Bonus paid	**369**	84
Retirement benefits scheme regular contributions (Note)	**24**	128
	4,279	2,383

	2001 No. of employees	2000 No. of employees
Remuneration within the band:		
HK$1,000,001 – HK$1,500,000	**–**	–
HK$1,500,001 – HK$2,000,000	**1**	–
HK$2,000,001 – HK$2,500,000	**1**	1
	2	1

Note: In 2000, as part of the restructuring of its retirement scheme arrangements, the Group injected funds to finance certain transfer values. A substantial part of such transfer values, including the portion attributable to the employee, are only vested upon the employees attaining retirement. Details are set out in note 5.

8. FINANCE COSTS

	2001 HK$'000	2000 HK$'000
Interest on		
– bank loans, overdraft and other loans:		
wholly repayable within five years	**179,209**	243,409
not repayable within five years	**4,789**	–
– convertible bonds	**–**	25,829
– floating rate notes	**117,678**	165,409
	301,676	434,647
Amortisation of convertible bonds and floating rate notes issue expenses	**2,855**	5,123
Bank charges	**7,930**	6,077
Exchange loss	**–**	3,173
Medium Term Note Programme expenses	**1,967**	–
	314,428	449,020

9. TAXATION

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
– for the year	**114,799**	117,212
– under(over)provision in prior years	**104**	(2)
Taxation attributable to the Company and its subsidiaries	**114,903**	117,210

Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profit for the year.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is immaterial.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for taxation purposes.

10. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year of HK$600,343,225 (2000: HK$850,173,491), a profit of HK$336,547,511 (2000: HK$389,246,795) has been dealt with in the financial statements of the Company.

11. DIVIDENDS

	2001 HK$'000	2000 HK$'000
Ordinary shares:		
Interim dividend, paid – HK$0.10 per share (2000: HK$0.11)	**102,833**	113,686
Final dividend, proposed – HK$0.28 per share (2000: HK$0.31)	**288,765**	319,378
	391,598	433,064

The 2001 final dividend of HK$0.28 per share has been proposed by the directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2001 will be payable in cash with a scrip dividend alternative.

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2000 final and 2001 interim dividends. These alternatives were accepted by the shareholders as follows:

	2001 Interim HK$'000	2000 Final HK$'000
Dividends:		
Cash	**83,025**	268,259
Share alternative	**19,808**	51,119
	102,833	319,378

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2001	2000
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**HK$600,343,225**	HK$850,173,491
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,030,485,146**	1,032,763,163
Effect of dilutive potential ordinary shares:		
Share options	**357,639**	231,730
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,030,842,785**	1,032,994,893

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

13. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2001	46,000	38,153	4,799	1,611	90,563
Additions	–	1,846	532	–	2,378
Disposals	–	–	(51)	–	(51)
Deficit on revaluation	(3,500)	–	–	–	(3,500)
At 31 December 2001	**42,500**	**39,999**	**5,280**	**1,611**	**89,390**
Comprising:					
At cost	–	39,999	5,280	1,611	46,890
At valuation 2001	42,500	–	–	–	42,500
	42,500	39,999	5,280	1,611	89,390
ACCUMULATED DEPRECIATION					
At 1 January 2001	–	30,620	1,994	1,317	33,931
Provided for the year	677	4,166	892	294	6,029
Eliminated on disposals	–	–	(51)	–	(51)
Adjustment on revaluation	(677)	–	–	–	(677)
At 31 December 2001	–	**34,786**	**2,835**	**1,611**	**39,232**
NET BOOK VALUES					
At 31 December 2001	**42,500**	**5,213**	**2,445**	–	**50,158**
At 31 December 2000	46,000	7,533	2,805	294	56,632

13. PROPERTY, PLANT AND EQUIPMENT *continued*

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1 January 2001	18,637	4,785	1,611	25,033
Additions	1,120	532	–	1,652
Disposals	–	(51)	–	(51)
At 31 December 2001	**19,757**	**5,266**	**1,611**	**26,634**
ACCUMULATED DEPRECIATION				
At 1 January 2001	13,293	1,993	1,317	16,603
Provided for the year	3,164	889	294	4,347
Eliminated on disposals	–	(51)	–	(51)
At 31 December 2001	**16,457**	**2,831**	**1,611**	**20,899**
NET BOOK VALUES				
At 31 December 2001	**3,300**	**2,435**	**–**	**5,735**
At 31 December 2000	5,344	2,792	294	8,430

The leasehold land and buildings of the Group were revalued at 31 December 2001 by Messrs. Knight Frank, an independent professional valuer, on an open market value basis. The deficit arising on revaluation has been charged to asset revaluation reserve.

If leasehold land and buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$34,084,593 (2000: HK$34,609,137).

Furniture, fixtures and equipment of the Group and the Company include assets carried at cost of HK$20,512,083 (2000: HK$19,817,086) and HK$846,317 (2000: HK$844,238) respectively and accumulated depreciation of HK$18,692,470 (2000: HK$17,747,881) and HK$804,179 (2000: HK$782,827) respectively in respect of assets held for use under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$944,589 (2000: HK$1,123,087) and HK$21,352 (2000: HK$29,460) respectively.

14. INVESTMENT PROPERTIES

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
At 1 January	**28,432,700**	25,173,000	**3,740,000**	3,250,000
Additions	**178,098**	9,955	**1,331**	1,263
Adjustment resulted from cost variation	**(50)**	(3,229)	–	–
Refund of cost	–	(110)	–	–
Disposals	–	(300)	–	–
(Deficit) surplus on revaluation	**(1,972,248)**	3,253,384	**(241,331)**	488,737
At 31 December	**26,638,500**	28,432,700	**3,500,000**	3,740,000

The value of investment properties comprises:

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Land in Hong Kong:				
– Medium term lease	**4,300,000**	4,600,000	–	–
– Long lease	**22,338,500**	23,832,700	**3,500,000**	3,740,000
	26,638,500	28,432,700	**3,500,000**	3,740,000

The investment properties of the Group and the Company were revalued at 31 December 2001 by Messrs. Knight Frank, an independent professional valuer, on an open market value basis. The deficit arising on revaluation has been charged to investment property revaluation reserve.

All of the investment properties of the Group and the Company are held for use under operating leases.

15. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2001 HK$'000	2000 HK$'000
Unlisted shares, at cost	**5**	5
Amounts due therefrom	**13,312,167**	12,799,620
	13,312,172	12,799,625
Less: Impairment loss	**(404,000)**	(404,000)
	12,908,172	12,395,625

The Directors consider that the unlisted investments are worth at least their cost.

Details of the principal subsidiaries held by the Company at 31 December 2001 are set out in note 38.

16. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	HK$'000	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost	**–**	–	**3**	3
Share of net liabilities	**(77,164)**	(91,495)	**–**	–
	(77,164)	(91,495)	**3**	3
Amounts due therefrom	**149,786**	345,878	**–**	–
	72,622	254,383	**3**	3
Less: Impairment loss	**(11,298)**	(202,999)	**–**	–
	61,324	51,384	**3**	3

The aggregate attributable share of results of the associates is based on the unaudited management accounts of Parallel Asia Engineering Company Limited and Wingrove Investment Pte Limited for the year ended 31 December 2001.

Details of the Group's associates at 31 December 2001 are as follows:

Name of associate	Form of business structure	Place of incorporation and operation	Class of share held	Proportion of nominal value of issued share capital held by the Company indirectly	Proportion of nominal value of issued share capital held by the Company directly	Principal activity
Parallel Asia Engineering Company Limited	Incorporated	Hong Kong	Ordinary	–	25%	Investment holding
Wingrove Investment Pte Limited	Incorporated	Singapore	Ordinary	25%	–	Property development

17. INVESTMENTS IN SECURITIES

THE GROUP

	Other securities	
	2001 HK$'000	2000 HK$'000
Equity securities:		
Listed in Hong Kong	1,057,222	1,623,930
Other investments:		
Club debentures	2,831	2,831
Unlisted shares	136,856	136,856
Amounts due therefrom	685,483	668,276
	822,339	805,132
Less: Impairment losses	(128,333)	(134,558)
	694,006	670,574
	696,837	673,405
	1,754,059	2,297,335
Market value of securities listed in Hong Kong	1,057,222	1,623,930
Carrying amount analysed for reporting purposes as:		
Non-current	1,754,059	2,297,335

THE COMPANY

	Other securities	
	2001 HK$'000	2000 HK$'000
Other investments:		
Club debentures	2,831	2,831
Carrying amount analysed for reporting purpose as:		
Non-current	2,831	2,831

18. NEGATIVE GOODWILL

	THE GROUP 2001 HK$'000
Negative goodwill arising on acquisition of additional interest in a subsidiary during the year and balance at 31 December 2001	**1,196**
Released to income during the year and balance at 31 December 2001	**(60)**
Carrying amount at 31 December 2001	**1,136**

The negative goodwill which arose on the Group's acquisition of additional interest in a subsidiary is released to income on a straight line basis over a period of twenty years.

19. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY	
	2001 HK$'000	2000 HK$'000
Staff housing loans, secured	**23,700**	31,481
Less: Amounts due within one year shown under current assets	**(2,764)**	(2,583)
	20,936	28,898

The secured advances arise in connection with an established Staff Housing Loan scheme granted to the employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% per annum.

20. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 31 December 2001 and 2000 were aged less than 90 days.

21. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 31 December 2001 and 2000 were aged less than 90 days.

22. ADVANCES FROM INVESTEES

The advances are unsecured, interest free and are not repayable within one year.

23. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and are not repayable within one year.

24. LONG TERM LOAN

The amount was due to the ultimate holding company of a minority shareholder of a subsidiary and was unsecured, bore interest at the rate of 1.5% per annum over HIBOR and was not repayable within one year.

25. LONG TERM BANK LOANS

	THE GROUP AND THE COMPANY	
	2001 HK$'000	2000 HK$'000
Bank loans, unsecured	**3,228,471**	2,705,500

The bank loans are repayable as follows:

	2001 HK$'000	2000 HK$'000
Within one year	**139,837**	815,500
More than one year, but not exceeding two years	**435,500**	150,000
More than two years, but not exceeding five years	**2,172,634**	1,740,000
More than five years	**480,500**	–
	3,228,471	2,705,500
Less: Amounts due within one year shown under current liabilities	**(139,837)**	(815,500)
	3,088,634	1,890,000

26. FLOATING RATE NOTES

	THE GROUP	
	2001 HK$'000	2000 HK$'000
Floating rate notes	**2,400,000**	2,400,000
Less: Unamortised notes issue expenses	**(3,406)**	(6,261)
	2,396,594	2,393,739
Less: Amount due within one year shown under current liabilities	**(1,999,547)**	–
	397,047	2,393,739

HD Treasury (BVI) Limited and HD Finance (BVI) Limited, wholly-owned subsidiaries of the Company, issued HK$2,000 million and HK$400 million five-year floating rate notes on 27 March 1997 and 3 November 1999 respectively. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 0.565% and 1.25% over the 3-month HIBOR and are repayable in full in March 2002 and November 2004 respectively.

27. SHARE CAPITAL

	THE COMPANY 2001 HK$'000	2000 HK$'000
Ordinary shares of HK$5 each		
Authorised:		
At 1 January and 31 December	**7,250,000**	7,250,000
Issued and fully paid:		
At 1 January	**5,151,256**	5,183,810
Issued pursuant to scrip dividend scheme	**40,080**	18,481
Shares repurchased and cancelled	**(34,820)**	(51,035)
At 31 December	**5,156,516**	5,151,256

During the year, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

Month of repurchase	No. of ordinary shares of HK$5 each	Price per share Highest HK$	Lowest HK$	Aggregate consideration paid HK$
June	3,381,000	10.35	9.75	33,810,136
July	2,033,000	10.05	8.95	18,849,934
September	1,550,000	7.65	7.15	11,659,561

The above shares were cancelled upon repurchase.

28. EXECUTIVE SHARE OPTION SCHEME

On 28 April 1995, an Executive Share Option Scheme was approved by the shareholders under which the Directors of the Company may, at their discretion, offer any employee (including any director) of the Company or of any of its wholly-owned subsidiary options to subscribe for shares (the "Shares") in the Company subject to the terms and conditions stipulated in the Executive Share Option Scheme.

At 31 December 2001, the Company had outstanding options granted to qualifying employees (including Directors) of the Company and its wholly-owned subsidiaries to subscribe for shares of the Company as follows:

Date of grant	Exercise price per share HK$	Exercise period	Number of options outstanding
3 May 1995	13.46	3 May 1997 to 2 May 2005	900,000
7 January 1999	9.22	7 January 2001 to 6 January 2009	1,350,000
23 December 1999	7.54	23 December 2001 to 22 December 2009	1,200,000
			3,450,000

The consideration paid on each grant of options was HK$1.00. During the year, certain granted options to subscribe for 1,125,000 shares of the Company lapsed on resignation of the grantee.

The maximum number of Shares in respect of which options may be granted under the Executive Share Option Scheme (together with the Shares issued and issuable under the Executive Share Option Scheme) by the Company to or for the benefit of employees may not exceed in nominal value three percent of the issued share capital of the Company (excluding Shares issued pursuant to the Executive Share Option Scheme) from time to time.

29. ACCUMULATED PROFITS

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
At 1 January	**3,436,247**	3,110,025	**4,077,068**	4,211,773
Share repurchased and cancelled:				
– Nominal value of share repurchased	**(34,820)**	(51,035)	**(34,820)**	(51,035)
– Premium on shares repurchased	**(29,500)**	(39,836)	**(29,500)**	(39,836)
– Share repurchase expenses	**–**	(16)	**–**	(16)
Net profit for the year	**600,343**	850,173	**336,548**	389,246
Profit available for distribution	**3,972,270**	3,869,311	**4,349,296**	4,510,132
Dividends	**(391,598)**	(433,064)	**(391,598)**	(433,064)
At 31 December	**3,580,672**	3,436,247	**3,957,698**	4,077,068

The accumulated profits of the Group include accumulated losses of HK$88,130,335 (2000: HK$85,792,248) attributable to associates of the Group.

The distributable reserves of the Company as at 31 December 2001 amounted to HK$4,057,697,703 (2000: HK$4,177,068,123), being its accumulated profits and general reserve at that date.

30. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000
THE GROUP			
At 1 January 2000			
– as original stated	1,258,363	8,345,106	1,654,177
– prior year adjustment, derecognition of liability for final dividend for 1999	–	–	–
– as restated	1,258,363	8,345,106	1,654,177
Premium on issue of shares pursuant to scrip dividend scheme	14,189	–	–
Share issue expenses	(14)	–	–
Shares repurchased and cancelled	–	–	–
Unrealised loss on investments in other securities	–	–	(190,050)
Recognition of unrealised gain on disposal of investments in other securities transferred to income statement	–	–	(293,922)
Surplus on revaluation of investment properties	–	3,253,384	–
Surplus on revaluation of land and buildings	–	–	–
Surplus on revaluation of investment properties shared by minority shareholders	–	(189,533)	–
Share of reserve of an associate	–	–	–
Realisation on disposal of investment properties transferred to income statement	–	(250)	–
Final dividend for 1999 paid	–	–	–
Amount set aside for 2000 dividend	–	–	–
Interim dividend for 2000 paid	–	–	–
At 31 December 2000	1,272,538	11,408,707	1,170,205
Premium on issue of shares pursuant to scrip dividend scheme	30,847	–	–
Share issue expenses	(31)	–	–
Shares repurchased and cancelled	–	–	–
Unrealised loss on investments in other securities	–	–	(566,708)
Deficit on revaluation of investment properties	–	(1,972,248)	–
Deficit on revaluation of land and buildings	–	–	–
Deficit on revaluation of investment properties shared by minority shareholders	–	131,703	–
Reversed on disposal of an associate	–	–	–
Final dividend for 2000 paid	–	–	–
Amount set aside for 2001 dividend	–	–	–
Interim dividend for 2001 paid	–	–	–
At 31 December 2001	**1,303,354**	**9,568,162**	**603,497**

Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
8,719	500,718	(12,736)	69,140	100,000	–	11,923,487
–	–	–	–	–	309,170	309,170
8,719	500,718	(12,736)	69,140	100,000	309,170	12,232,657
–	–	–	–	–	–	14,189
–	–	–	–	–	–	(14)
–	–	–	51,035	–	–	51,035
–	–	–	–	–	–	(190,050)
–	–	–	–	–	–	(293,922)
–	–	–	–	–	–	3,253,384
2,833	–	–	–	–	–	2,833
–	–	–	–	–	–	(189,533)
–	384	–	–	–	–	384
–	–	–	–	–	–	(250)
–	–	–	–	–	(309,170)	(309,170)
–	–	–	–	–	433,064	433,064
–	–	–	–	–	(113,686)	(113,686)
11,552	501,102	(12,736)	120,175	100,000	319,378	14,890,921
–	–	–	–	–	–	30,847
–	–	–	–	–	–	(31)
–	–	–	34,820	–	–	34,820
–	–	–	–	–	–	(566,708)
–	–	–	–	–	–	(1,972,248)
(2,823)	–	–	–	–	–	(2,823)
–	–	–	–	–	–	131,703
–	1,133	12,736	–	–	–	13,869
–	–	–	–	–	(319,378)	(319,378)
–	–	–	–	–	391,598	391,598
–	–	–	–	–	(102,833)	(102,833)
8,729	**502,235**	**–**	**154,995**	**100,000**	**288,765**	**12,529,737**

30. OTHER RESERVES *continued*

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2000						
– as original stated	1,258,363	1,951,499	69,140	100,000	–	3,379,002
– prior year adjustment, derecognition of liability for final dividend for 1999	–	–	–	–	309,170	309,170
– as restated	1,258,363	1,951,499	69,140	100,000	309,170	3,688,172
Premium on issue of shares pursuant to scrip dividend scheme	14,189	–	–	–	–	14,189
Share issue expenses	(14)	–	–	–	–	(14)
Surplus on revaluation of investment properties	–	488,737	–	–	–	488,737
Shares repurchased and cancelled	–	–	51,035	–	–	51,035
Final dividend for 1999 paid	–	–	–	–	(309,170)	(309,170)
Amount set aside for 2000 dividend	–	–	–	–	433,064	433,064
Interim dividend for 2000 paid	–	–	–	–	(113,686)	(113,686)
At 31 December 2000	1,272,538	2,440,236	120,175	100,000	319,378	4,252,327
Premium on issue of shares pursuant to scrip dividend scheme	30,847	–	–	–	–	30,847
Share issue expenses	(31)	–	–	–	–	(31)
Deficit on revaluation of investment properties	–	(241,331)	–	–	–	(241,331)
Shares repurchased and cancelled	–	–	34,820	–	–	34,820
Final dividend for 2000 paid	–	–	–	–	(319,378)	(319,378)
Amount set aside for 2001 dividend	–	–	–	–	391,598	391,598
Interim dividend for 2001 paid	–	–	–	–	(102,833)	(102,833)
At 31 December 2001	**1,303,354**	**2,198,905**	**154,995**	**100,000**	**288,765**	**4,046,019**

30. OTHER RESERVES *continued*

(a) Included in the above are the following Group's share of post-acquisition reserves of the associates:

	Capital reserve HK$'000	Translation reserve HK$'000	Total HK$'000
At 1 January 2001	2,130	(12,736)	(10,606)
Change during the year	(2,130)	12,736	10,606
At 31 December 2001	–	–	–

(b) General reserve

General reserve was set up from the transfer of accumulated profits.

(c) Capital reserve

Capital reserve comprises negative goodwill of HK$516,142,884 (2000: HK$516,142,884) arising from acquisition of subsidiaries prior to 1 January 2001 and capitalisation issue of a subsidiary.

31. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 HK$'000	2000 HK$'000
Profit before taxation	**778,623**	1,033,126
Impairment loss arising (reversed) in respect of interests in associates	**4,880**	(3,419)
Impairment loss reversed in respect of investments in securities	**(6,225)**	–
Share of results of associates	**2,338**	(4,210)
Net interest expenses	**297,927**	417,626
Dividend income	**(14,408)**	(11,830)
Depreciation	**6,029**	5,624
Gain on property sales	**–**	(350)
Gain on disposal of an associate	**(33,531)**	–
Gain on disposal of investments in other securities	**–**	(293,842)
Gain on disposal of property, plant and equipment	**–**	(20)
Gain on repurchase of convertible bonds	**–**	(2)
Exchange loss on advances from investees	**–**	3,193
Amortisation of convertible bonds and floating rate notes issue expenses	**2,855**	5,123
Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(60)**	–
(Increase) decrease in accounts receivable, prepayments and deposits	**(41,142)**	2,513
Decrease in staff housing loans, secured	**7,781**	25,802
Decrease in rental deposits from tenants, creditors and accruals	**(19,856)**	(12,346)
Net cash inflow from operating activities	**985,211**	1,166,988

32. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium HK$'000	Bank loans, other loans and other financing HK$'000
At 1 January 2000	6,442,173	6,609,827
Share issue expenses	(14)	–
Repurchase of own shares	(90,887)	–
New unsecured bank loans	–	2,305,500
Repayment of unsecured bank loans	–	(2,290,000)
Repurchase of convertible bonds	–	(923,374)
Advances from investees	–	9,763
Net cash outflow from financing	(90,901)	(898,111)
Exchange loss on advances from investees	–	3,193
Dividend income from investees	–	(4,790)
Premium on share repurchase	39,852	–
Gain on repurchase of convertible bonds	–	(2)
Amortisation of convertible bonds and floating rate notes issue expenses	–	5,123
Issue of shares pursuant to scrip dividend scheme for 1999 final and 2000 interim dividends	32,670	–
	72,522	3,524
At 31 December 2000 and 1 January 2001	6,423,794	5,715,240
Share issue expenses	(31)	–
Repurchase of own shares	(64,320)	–
New unsecured bank loans	–	1,604,814
Repayment of unsecured bank loans	–	(1,081,843)
Repayment of long term loan in respect of acquisition of additional interest in a subsidiary	–	(263,754)
Repayment of advances from investees	–	(1,115)
Net cash (outflow) inflow from financing	(64,351)	258,102
Dividend income from investees	–	(5,796)
Premium on share repurchase	29,500	–
Amortisation of convertible bonds and floating rate notes issue expenses	–	2,855
Issue of shares pursuant to scrip dividend scheme for 2000 final and 2001 interim dividends	70,927	–
	100,427	(2,941)
At 31 December 2001	**6,459,870**	**5,970,401**

33. CONTINGENT LIABILITIES

As at 31 December 2001, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2001 Million	2000 Million	**2001 Million**	2000 Million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	**HK$3.6**	–	**HK$3.6**	–
Corporate guarantee to subsidiaries for issue of floating rate notes	**–**	–	**HK$2,400.0**	HK$2,400.0
Share of counter guarantees given to partners of property development projects	**S$18.6**	S$18.6	**–**	–
Guarantees to bankers to provide finance to				
– An associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
– A property development project	**S$22.0**	S$22.0	**S$22.0**	S$22.0

34. CAPITAL COMMITMENTS

As at 31 December 2001, there were capital commitments as follows:

	THE GROUP		THE COMPANY	
	2001 HK$ (Million)	2000 HK$ (Million)	**2001 HK$ (Million)**	2000 HK$ (Million)
Uncalled share of shareholders' loan for property development projects	**20.2**	34.0	**–**	–
Contracted for but not provided in the financial statements:				
– Acquisition of investment properties	**18.5**	12.0	**–**	–
– Building refurbishment	**52.4**	–	**–**	–

The Group has also participated in two other property development projects in Singapore with 10% interest in each project. The Group has undertaken, in the agreed proportion, to meet all funding requirements necessary for these property developments by way of subscription to share capital, shareholders' loans or otherwise. At 31 December 2001, it is estimated that the pre-sales proceeds for these two projects are sufficient to fund the construction costs. Accordingly, the Group's maximum funding requirements for these two projects of approximately HK$88 million (2000: HK$98 million) is expected not to be required.

35. LEASE COMMITMENTS

The Group and the Company as lessee

As at 31 December 2001, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Within one year	–	–	**11,916**	12,850
In the second to fifth year inclusive	–	–	**5,608**	17,523
	–	–	**17,524**	30,373

Operating lease payments represent rental payable by the Company for its staff quarters and office premises.

The Group and the Company as lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Within one year	**894,372**	1,050,360	**131,887**	143,248
In the second to fifth year inclusive	**1,240,792**	1,518,592	**105,997**	187,588
After five years	**313,466**	345,484	**16,509**	5,523
	2,448,630	2,914,436	**254,393**	336,359

36. RELATED PARTY AND CONNECTED TRANSACTIONS

A. Related party transactions

During the year, the Group has the following transactions with related parties:

	Notes	Substantial shareholder		Senior management executives		Directors	
		2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Interest income from staff housing loans	(a)	**–**	–	**–**	134	**–**	–
Repairs and maintenance expenses paid to	(b)	**–**	–	**–**	–	**21,070**	20,806
Gross rental income from	(c)	**6,167**	5,936	**–**	–	**46,054**	56,357
Construction cost paid during the year for investment properties completed in previous years	(d)	**–**	–	**–**	–	**179**	8,817

As at 31 December 2001, the Group has the following balances with related parties:

	Notes	Substantial shareholder		Senior management executives		Directors	
		2001 HK$'000	2000 HK$'000	**2001 HK$'000**	2000 HK$'000	**2001 HK$'000**	2000 HK$'000
Amount due to a minority shareholder	(a)	**–**	–	**–**	–	**84,486**	84,486
Construction cost payable to	(d)	**–**	–	**–**	–	**–**	179

36. RELATED PARTY AND CONNECTED TRANSACTIONS *continued*

A. Related party transactions *continued*

Notes:

(a) The details of the terms of staff housing loans and amount due to a minority shareholder are set out in notes 19 and 23 respectively.

(b) Such expenses were incurred in connection with the repair and maintenance charges for lift, electrical installation and gondola services.

(i) In relation to the lift and electrical installation services, F. K. Hu (and his alternate, Raymond L. M. Hu) are directors of Ryoden Lift Services Limited ("RLS") and Ryoden Engineering Contracting Company Limited ("REC") and have an indirect equity interests in RLS and REC. RLS and REC entered into a number of lift maintenance contracts and electrical installation maintenance and repair contracts respectively with a subsidiary of the Company.

(ii) In relation to the gondola maintenance services, Hans M. Jebsen is a director and shareholder of Jebsen and Company Limited which entered into a number of gondola maintenance contracts with a number of the Company's subsidiaries.

These agreements were entered into on normal commercial terms and on arm's length basis.

(c) The Group has, in the normal course of its business, entered into lease agreements with related parties to lease premises for varying period. The leases were entered into on normal commercial terms and on arm's length basis.

(d) Geoffrey M. T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and directors of Hsin Chong Construction Group Limited whose associate entered into a MVAC/BAS contract with a subsidiary of the Company relating to the construction of The Lee Gardens. The contract has now been completed, with the relevant sum being the amount fully paid under the contract during the current year. Such transaction was entered into on normal commercial terms and on arm's length basis.

36. RELATED PARTY AND CONNECTED TRANSACTIONS *continued*

B. Connected transaction

Under an agreement entered into on 20 August 2001, a wholly-owned subsidiary of the Company agreed to purchase ("Acquisitions") (i) from Sincere B.V.I. Limited ("Share Vendor") the remaining 30% interests, representing 3 fully paid "B" ordinary shares of HK$1.00 each, in its subsidiary Lee Theatre Realty Limited ("LTRL"); and (ii) from The Sincere Company Limited ("Loan Vendor") its total outstanding shareholder's loan to LTRL. LTRL's principal business is that of a holding vehicle for a property, known as "Lee Theatre Plaza" ("the Property").

As the Share Vendor was a substantial shareholder of LTRL, and the Loan Vendor was the holding company of the Share Vendor, the Acquisitions constituted a connected transaction for the Company under the Listing Rules. A press notice regarding the Acquisitions was made on 20 August 2001 pursuant to the Listing Rules.

The total consideration for the Acquisitions, arrived at after arm's length negotiations, was the sum of HK$516,000,000, representing 30% of the value of the Property determined pursuant to the independent valuation, less 30% of the audited net current liabilities as at the completion. The transaction was completed on 15 September 2001.

37. POST BALANCE SHEET EVENT

Subsequent to 31 December 2001, Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million Medium Term Notes. The notes are guaranteed as to principal and interest by the Company bearing interest at 7% and are repayable in full in 2012.

38. PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2001

Name of subsidiary	Place of incorporation	Place of operation
Admore Investments Limited	Hong Kong	Hong Kong
Golden Capital Investment Limited	Hong Kong	Hong Kong
HD Finance (BVI) Limited	British Virgin Islands	British Virgin Islands
HD Treasury (BVI) Limited	British Virgin Islands	British Virgin Islands
HD Treasury Limited	Hong Kong	Hong Kong
HD Treasury Management Limited	Hong Kong	Hong Kong
Hysan China Holdings Limited	British Virgin Islands	British Virgin Islands
Hysan Treasury Limited	Hong Kong	Hong Kong
Hysan (MTN) Limited	British Virgin Islands	Hong Kong
Hysan Project Management (PRC) Limited	Hong Kong	Hong Kong
Hysan Property Management Limited	Hong Kong	Hong Kong
Kwong Hup Holding Limited	British Virgin Islands	British Virgin Islands
Kwong Wan Realty Limited	Hong Kong	Hong Kong
Minsal Limited	Hong Kong	Hong Kong
Mondsee Limited	Hong Kong	Hong Kong
Stangard Limited	Hong Kong	Hong Kong
Teamfine Enterprises Limited	Hong Kong	Hong Kong
Tohon Development Limited	Hong Kong	Hong Kong
Bamboo Grove Recreational Services Limited	Hong Kong	Hong Kong
HD Investment Limited	British Virgin Islands	British Virgin Islands
Jarrow Properties Limited	British Virgin Islands	British Virgin Islands
Kochi Investments Limited	British Virgin Islands	British Virgin Islands
Lee Theatre Realty Limited	Hong Kong	Hong Kong
Leighton Property Company Limited	Hong Kong	Hong Kong
Main Rise Development Limited	Hong Kong	Hong Kong
OHA Property Company Limited	Hong Kong	Hong Kong
Perfect Win Properties Limited	Hong Kong	Hong Kong
Profit Team Investment Limited	Hong Kong	Hong Kong
Silver Nicety Company Limited	Hong Kong	Hong Kong
South Eagle Investments Limited	British Virgin Islands	Hong Kong
Barrowgate Limited	Hong Kong	Hong Kong

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group.

Class of share held	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Ordinary	HK$2	–	100%	Investment holding
Ordinary	HK$2	–	100%	Investment holding
Ordinary	HK$1	–	100%	Treasury operation
Ordinary	HK$1	–	100%	Treasury operation
Ordinary	HK$2	–	100%	Treasury operation
Ordinary	HK$2	–	100%	Treasury operation
Ordinary	HK$1	–	100%	Investment holding
Ordinary	HK$2	–	100%	Treasury operation
Ordinary	US$1	–	100%	Treasury operation
Ordinary	HK$2	–	100%	Project management
Ordinary	HK$2	–	100%	Property management
Ordinary	HK$1	–	100%	Investment holding
Ordinary	HK$1,000	–	100%	Property investment
Ordinary	HK$2	–	100%	Property investment
Ordinary	HK$2	–	100%	Property investment
Ordinary	HK$300,000	–	100%	Provision of security services
Ordinary	HK$2	–	100%	Investment holding
Ordinary	HK$2	–	100%	Property investment
Ordinary	HK$2	100%	–	Resident club management
Ordinary	HK$1	100%	–	Investment holding
Ordinary	HK$1	100%	–	Investment holding
Ordinary	HK$1	100%	–	Capital market investment
Ordinary	HK$10	100%	–	Property investment
Ordinary	HK$2	100%	–	Property investment
Ordinary	HK$2	100%	–	Investment holding
Ordinary	HK$2	100%	–	Property investment
Ordinary	HK$2	100%	–	Property investment
Ordinary	HK$2	100%	–	Investment holding
Ordinary	HK$20	100%	–	Property investment
Ordinary	US$1	100%	–	Property investment
Ordinary	HK$10,000	65.36%	–	Property investment

FIVE-YEAR FINANCIAL SUMMARY

	1997 HK$'000 (Note 3)	1998 HK$'000 (Note 3)	1999 HK$'000	2000 HK$'000	2001 HK$'000
CONSOLIDATED INCOME STATEMENT					
Turnover	2,011,817	3,590,656	2,295,717	1,480,246	**1,355,450**
Profit from operations	2,169,169	2,773,264	1,994,930	1,474,517	**1,066,738**
Finance cost	(759,261)	(1,251,944)	(526,819)	(449,020)	**(314,428)**
Gain on disposal of an associate	–	–	–	–	**33,531**
Impairment loss (arising) reversed in respect of interests in associates	–	(108,000)	(98,418)	3,419	**(4,880)**
Share of results of associates	34,095	(75,702)	(4,284)	4,210	**(2,338)**
Profit before taxation	1,444,003	1,337,618	1,365,409	1,033,126	**778,623**
Taxation	(162,327)	(111,550)	(86,795)	(117,210)	**(114,903)**
Profit after taxation	1,281,676	1,226,068	1,278,614	915,916	**663,720**
Minority interests	(103,385)	(86,797)	(74,656)	(65,743)	**(63,377)**
Net profit for the year	1,178,291	1,139,271	1,203,958	850,173	**600,343**
Dividends	1,003,937	381,099	412,795	433,064	**391,598**
Earnings per share					
– Basic	HK$1.14	HK$1.11	HK$1.16	HK$0.82	**HK$0.58**
– Diluted	HK$1.14	N/A	HK$1.16	HK$0.82	**HK$0.58**

	1997 HK$'000 (Note 3)	1998 HK$'000 (Note 3)	1999 HK$'000	2000 HK$'000	**2001 HK$'000**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	23,936	56,060	56,443	56,632	**50,158**
Investment properties	43,886,000	25,949,000	25,173,000	28,432,700	**26,638,500**
Interests in associates	418,038	241,487	66,467	51,384	**61,324**
Investments in securities	2,076,193	1,847,563	2,468,742	2,297,335	**1,754,059**
Negative goodwill	–	–	–	–	**(1,136)**
Staff housing loans, secured	41,350	53,201	43,151	28,898	**20,936**
Net current liabilities (Note 2)	(2,825,706)	(615,596)	(1,476,134)	(1,149,722)	**(2,463,807)**
	43,619,811	27,531,715	26,331,669	29,717,227	**26,060,034**
Advances from investees	135,114	140,520	51,316	59,482	**52,571**
Amounts due to minority shareholders	292,765	292,765	292,765	292,765	**292,765**
Long term loan	263,754	263,754	263,754	263,754	**–**
Long term bank loans	2,614,746	3,796,000	1,660,000	1,890,000	**3,088,634**
Convertible bonds	1,273,456	1,108,239	–	–	**–**
Floating rate notes	1,992,293	1,994,107	2,390,884	2,393,739	**397,047**
	6,572,128	7,595,385	4,658,719	4,899,740	**3,831,017**
Net assets	37,047,683	19,936,330	21,672,950	24,817,487	**22,229,017**
Minority interests	2,350,412	1,169,607	1,146,458	1,339,063	**962,092**
	34,697,271	18,766,723	20,526,492	23,478,424	**21,266,925**
Share capital	5,146,629	5,158,136	5,183,810	5,151,256	**5,156,516**
Reserves (Note 2)	29,550,642	13,608,587	15,342,682	18,327,168	**16,110,409**
Shareholders' funds	34,697,271	18,766,723	20,526,492	23,478,424	**21,266,925**

Notes:

(1) *Prior years' figures have been reclassified to conform with the current year's presentation.*

(2) *Figures for all periods have been adjusted to reflect the change in accounting policy for the adoption of SSAP9 (Revised).*

(3) *Figures for 1998 have been adjusted to reflect the change in accounting policy for the adoption of SSAP 24.*

Figures for 1997 have not been adjusted to reflect the change in accounting policy for the adoption of SSAP 24 as it is impractical to restate historical amounts in accordance with the requirements of SSAP 24.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Members of Hysan Development Company Limited 希慎興業有限公司 ("the Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 14 May 2002 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2001 together with the Reports of Directors and Auditors thereon.
2. To declare a Final Dividend.
3. To re-elect retiring Directors.
4. To re-appoint Auditors and to authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following Ordinary Resolutions:

5. "**That:**

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That:**

   (a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue.

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 12 March 2002

Notes:

1. *A Member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Member of the Company.*

2. *In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.*

3. *The Register of Members of the Company will be closed from Friday, 10 May 2002 to Tuesday, 14 May 2002, both dates inclusive. To qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Standard Registrars Limited at 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m., Thursday, 9 May 2002.*

4. *Concerning Ordinary Resolution numbered 5, the Directors wish to state that they have no immediate plans to issue any new shares in the Company except those shares that may be issued pursuant to the Executive Share Options or any scrip dividend pursuant to the Articles of Association of the Company from time to time. The Ordinary Resolution is being sought from Members as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

5. *Concerning Ordinary Resolution numbered 6, there is no immediate plan for the Directors to exercise the right of the Company to repurchase its own shares. The Ordinary Resolution is being sought from Members as a general mandate in compliance with Section 49BA of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

Notes

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR 2002

Full year results announced	12 March 2002
Ex-dividend date for final dividend	8 May 2002
Share registers closed	10 to 14 May 2002
Annual General Meeting	14 May 2002
Record date for final dividend	14 May 2002
Despatch of scrip dividend circular and election form	(on or about) 21 May 2002
Despatch of final dividend warrants/definitive share certificates	(on or about) 13 June 2002
2002 interim results to be announced	late August 2002*
2002 interim dividend payable	October 2002*

* *subject to change*

DIVIDENDS

The Board recommends the payment of a final dividend of HK$0.28 per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 14 May 2002.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 21 May 2002. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 10 June 2002.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Thursday, 13 June 2002.

The share register will be closed from Friday, 10 May 2002 to Tuesday, 14 May 2002, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Thursday, 9 May 2002.

SHAREHOLDERS SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:-

Standard Registrars Limited
5/F., Wing On Centre
111 Connaught Road Central
Hong Kong
Telephone : (852) 2528 4511
Facsimile : (852) 2528 3158

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTORS RELATIONS

For enquiries relating to investors relations, please email to investor@hysan.com.hk or write to:-

Investors Relations,
Hysan Development Company Limited
49/F., Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Causeway Bay
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our Internet website at "**www.hysan.com.hk**"



Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

49/F., Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Causeway Bay, Hong Kong
Tel: (852) 2895 5777
Fax: (852) 2577 5153

www.hysan.com.hk